FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

Research In Motion Limited

(Registrant's name)

295 Phillip Street
Waterloo, Ontario
Canada, N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

Documents Included as Part of this Report

No.	Document
1.	Press Release dated February 27, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2002

RESEARCH IN MOTION LIMITED

By: ______________________

Dennis Kavelman
Chief Financial Officer

DOCUMENT 1

February 27, 2002

FOR IMMEDIATE RELEASE

PRINTERON AND RIM ALLIANCE ENABLES PRINTING/VIEWING/FAXING SOLUTION FOR BLACKBERRY

Internet printing boosts productivity for mobile professionals

Kitchener-Waterloo, Ontario –Research In Motion Limited (RIM) (Nasdaq: RIMM; TSE:RIM) and PrinterOn Corporation today announced an alliance to deliver and market PrinterOn's Wireless Internet Printing application for BlackBerry™.

Called PrinterOn PocketWhere for BlackBerry, the mobile application combines viewing, faxing and printing capabilities for email and email attachments to offer true mobile printing.

Now available for corporate and individual customers, PocketWhere lets BlackBerry users experience the power and convenience of wireless printing and faxing. Users can output documents directly from their BlackBerry menu and accurately view Web pages and attachments in over 150 file formats from a multitude of networked printers or fax machines*.

"Our customers use BlackBerry to increase their mobile productivity and responsiveness through better management of their communications and workflow," said Mark Guibert, Vice President, Brand Management at Research In Motion. "PrinterOn's PocketWhere application adds another layer of utility and productivity by allowing users to view, fax and print email attachments from their BlackBerry Wireless Handhelds."

"A major problem faced by mobile professionals is how to print conveniently on the road," said Stephen Hearn, Vice President, Sales at PrinterOn Corporation. "By joining forces, RIM and PrinterOn are enhancing the entire concept of workforce mobility -- providing mobile professionals with the means to conveniently view and output documents, wherever they are."

PrinterOn and RIM will demonstrate the benefits of PocketWhere for BlackBerry at COMDEX Chicago, Booth #1603, March 5-7th, 2002.

About PrinterOn PocketWhere for BlackBerry

PrinterOn PocketWhere for BlackBerry integrates viewing, faxing, and printing for BlackBerry while connecting users directly to printers. PocketWhere enables viewing of email attachments (over 150 file formats supported) and printing to a multitude of networked printers*. Enterprises and service providers can use PocketWhere to easily make their printers securely accessible to employees, customers and partners. Once an email message or attachment has been opened, BlackBerry users choose either a fax machine or a printer from PrinterOn's Global Printer Directory, and click "print".

Other features include:

- Hosted (ASP) and enterprise server solutions available
- View, fax and print from BlackBerry drop-down menus
- View, fax and print Web pages
- Use standard desktop print controls such as number of copies and page range
- Automatically select fax numbers from your BlackBerry address book
- Free 60-day trial by visiting www.printeron.net
- Subscription to unlimited viewing of attachments in 150 file formats -- available now
- Subscription to unlimited view, fax and print capability --available now

PrinterOn PocketWhere for BlackBerry is available in individual and enterprise editions at www.printeron.net. Users simply subscribe online, select their desired service level ("view only" or "view, fax and print") and are billed accordingly.

PrinterOn's wireless Internet printing solutions have won a string of recent awards and distinctions. PrinterOn was singled out as "the company that will make the biggest difference" at DEMO 2002, earned an award from the 250 top IT purchasing executives at GoMobile Fall, and received an "Editor's Choice" nod at the Fall 2001 International Hotel/Motel & Restaurant show in New York City.

About PrinterOn Corporation

PrinterOn Corporation, based in Kitchener-Waterloo, Ontario, has been delivering award-winning document handling solutions for 18 years. PrinterOn is a web services company specializing in wireless and remote Internet printing for enterprises and business travelers. PrinterOn enables remote printing over the Internet using triple DES encryption and the open standard Internet Printing Protocol (IPP). Multiple Microsoft computer platforms (9x, 2000, NT) and multiple wireless handheld platforms are supported. PrinterOn ties together the myriad of access and output devices with its Global Printer Directory™ and delivers software to bridge corporate firewalls for secure access to networked printers.

For more information visit PrinterOn online at www.printeron.net, or www.vfprint.net.

About Research In Motion

Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the mobile communications market. Through development and integration of hardware, software and services, RIM provides solutions for seamless access to time-sensitive information including e-mail, messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers around the world to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products includes the RIM Wireless Handheld™ product line, the BlackBerry™ wireless email solution, embedded radio-modems and software development tools. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in Canada, the United States and England. RIM is listed on the Nasdaq Stock Market (Nasdaq:RIMM) and the Toronto Stock Exchange (TSE:RIM). For more information, visit http://www.rim.net. Investors may contact investor_relations@rim.net. Customers may contact info@rim.net.

Media Contacts:

Rebecca Winter
Brodeur Worldwide for RIM
203.399.8241
rwinter@brodeur.com

Mark De Wolf
PrinterOn Corporation
519-896-8476
mdewolf@printeron.com

Investor Relations Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

* *PocketWhere operates throughout North America where wireless network coverage exists.*